Exhibit (a)(43)

                                        FANT INDUSTRIES, INC.

                                        July 17, 1998

Dear Fellow HEI Shareholder:

     I want to thank you personally for your continued interest in the proxy contest as we approach the special meeting of HEI, Inc.'s shareholders on August 4th. Thank you for taking time to consider the important question of who will lead HEI into the next century.

     I know that you have a significant stake in HEI's future. It is important to me to earn your trust and support. I believe that we will win this contest, and as I have done in my other businesses, I will ask a great deal of myself, our leadership team, and other members of the HEI family in seeking to realize HEI's true potential.

     HEI's incumbent directors have suggested that your decision in this contest comes down to one simple question: "Who will produce greater long-term value--the incumbent directors or our director nominees?"

     We agree with their formulation of the question. But our answer is different from theirs. We believe the best way to tell how someone will do in the future is to look at how they have done in the past. As shown in the enclosure entitled "ASK YOURSELF," A $10,000 INVESTMENT IN HEI FIVE YEARS AGO IS WORTH ONLY ABOUT $7,000 TODAY. IN CONTRAST, A $10,000 INVESTMENT IN OUR GROUP OF BUSINESSES FIVE YEARS AGO IS WORTH WELL OVER $100,000 TODAY.

     We believe that these two competing track records speak for themselves. We also believe that our $9.00 cash tender offer speaks for itself.

     The incumbent directors persist in a negative campaign of cynicism and fear designed to discredit a record of hard work and success in which we take a great deal of pride. But no argument that they might make can explain a difference in performance that is so vast. We have prepared the enclosed brochure for you in an effort to outline the factors that we think have made the difference for us in the past and will make the difference at HEI.

     We respectfully ask you to give us a chance to make good things happen at HEI. We ask for your support and vote of confidence. Please sign and return the enclosed GREEN card today.

                                        Sincerely yours,

                                        Anthony J. Fant